UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May, 2010
Commission File Number 000-31212
Metal Storm Limited
(Translation of registrant’s name into English)
Building 4, 848 Boundary Road, Richlands,
Queensland, Australia 4077
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑ Form 20-F ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

METAL STORM LIMITED A.C.N. 064 270 006
METAL STORM LIMITED – RESOLUTIONS PASSED AT
ANNUAL GENERAL MEETING
BRISBANE, AUSTRALIA — 21 May 2010 – Metal Storm Limited (ASX trading code: MST, OTC symbol MTSXY) announces the resolutions passed at the company’s Annual General Meeting, held in Brisbane today.
Ordinary Business
Item 2. Election of Directors
That Mr. TJ O’Dwyer, who retires by rotation in accordance with Clause 16.1 of the Company’s Constitution, be re-elected as a Director of the Company.
Proxies to vote for 45,174,191 Proxies to vote against 943,027 Proxies to abstain 383,559 Proxies to vote at the proxy’s discretion 6,044,008
This resolution was decided by a show of hands.
Item 3. Remuneration Report
That the section of the Directors’ report in the 2009 annual report dealing with the remuneration of the Company’s Directors and senior executives described as ’Remuneration Report’ be adopted.
Proxies to vote for 31,529,902 Proxies to vote against 3,887,871 Proxies to abstain 10,903,028 Proxies to vote at the proxy’s discretion 6,223,984
This resolution was passed on a show of hands.
Special Business
Item 4. Approval of issue of securities to GEM under Facility Agreement
That for the purposes of ASX Listing Rule 7.1 and for all other purposes, Shareholders approve the issue of the following securities to GEM or its nominee in accordance with the terms of the Facility Agreement, details of which are set out in the Explanatory Statement:

a) up to 320,000,000 Shares at an issue price determined in the manner set out in the Explanatory Statement; and

b) up to 64,000,000 Unquoted Options.

Proxies to vote for 43,735,484 Proxies to vote against 2,218,368 Proxies to abstain 416,961 Proxies to vote at the proxy’s discretion 6,173,972
This resolution was passed on a show of hands.
Item 5: Approval of previous issue of Shares to Travis Reddy
That for the purposes of ASX Listing Rule 7.4 and for all other purposes, the previous issue of 27,900,794 Shares to Travis Reddy at an issue price of $0.014, details of which are set out in the Explanatory Statement, be authorised and approved.
Proxies to vote for 42,663,531 Proxies to vote against 3,252,102 Proxies to abstain 516,379 Proxies to vote at the proxy’s discretion 6,112,773
This resolution was passed on a show of hands
Item 6: Approval of previous issue of Shares to Employees
That for the purposes of ASX Listing Rule 7.4 and for all other purposes, the previous issue of 2,022,592 Shares to Employees at an issue price of $0.014, details of which are set out in the Explanatory Statement, be authorised and approved.
Proxies to vote for 41,911,517 Proxies to vote against 4,152,058 Proxies to abstain 368,437 Proxies to vote at the proxy’s discretion 6,112,773
This resolution was passed on a show of hands
Item 7: Approval for issue of Shares to Employees
That for the purposes of ASX Listing Rule 7.1 and for all other purposes, Shareholders approve the issue of Shares to Employees, details of which are set out in the Explanatory Statement.
Proxies to vote for 39,215,894 Proxies to vote against 4,621,698 Proxies to abstain 2,594,420 Proxies to vote at the proxy’s discretion 6,112,773
This resolution was passed on a show of hands
-ENDS

Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilises multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

Appendix 3B
New issue announcement

Rule 2.7, 3.10.3, 3.10.4, 3.10.5
Appendix 3B
New issue announcement,
application for quotation of additional securities
and agreement
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.
Name of entity
Metal Storm Limited
ABN
99 064 270 006
We (the entity) give ASX the following information.
Part 1 — All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,235

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Ordinary shares issued on exercise of quoted options

+ See chapter 19 for defined terms.
24/10/2005 Appendix 3B Page 1

METAL STORM LIMITED ABN 99 064 270 006

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
•     the date from which they do
•     the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
•     the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment
Yes

5	Issue price or consideration	$0.15 per share

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to exercise of quoted options

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	25 May 2010

+ See chapter 19 for defined terms.

Appendix 3B Page 2	1/1/2003

Appendix 3B
New issue announcement

		Number	+Class

8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	1,122,838,810 107,602,756 32,756,332 27,868,074	Ordinary Shares Secured Conv. Notes Interest Bearing Conv. Notes Options 1 Sep 2011

		Number	+Class

9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	60,796,872	Unquoted Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)
Part 2 — Bonus issue or pro rata issue

11	Is security holder approval required?

12	Is the issue renounceable or non-renounceable?

13	Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

+ See chapter 19 for defined terms.

24/10/2005 Appendix 3B Page 3

METAL STORM LIMITED ABN 99 064 270 006

18	Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

20	Names of any underwriters

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25	If the issue is contingent on +security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

+ See chapter 19 for defined terms.

Appendix 3B Page 4	1/1/2003

Appendix 3B
New issue announcement

29	Date rights trading will end (if applicable)

30	How do +security holders sell their entitlements in full through a broker?

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?

32	How do +security holders dispose of their entitlements (except by sale through a broker)?

33	+Despatch date
Part 3 — Quotation of securities
You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☑	Securities described in Part 1

(b)	☐	All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities
Entities that have ticked box 34(a)
Additional securities forming a new class of securities
Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

+ See chapter 19 for defined terms.

24/10/2005 Appendix 3B Page 5

METAL STORM LIMITED ABN 99 064 270 006

36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 — 1,000
1,001 — 5,000
5,001 — 10,000
10,001 — 100,000
100,001 and over

37	☐	A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Appendix 3B Page 6	1/1/2003

Appendix 3B
New issue announcement

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?
If the additional securities do not rank equally, please state:
•     the date from which they do
•     the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
•     the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)

		Number	+Class

42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

+ See chapter 19 for defined terms.

24/10/2005 Appendix 3B Page 7

METAL STORM LIMITED ABN 99 064 270 006

Quotation agreement
1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.
2	We warrant the following to ASX.
•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.
3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.
4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date: 28 May 2010
(~~Director/~~Company Secretary)
Print name:	Peter Ronald Wetzig

+ See chapter 19 for defined terms.

Appendix 3B Page 8	1/1/2003

Appendix 3B
New issue announcement

Unquoted Options
The outstanding balance at 28 May 2010 is represented by:

	Exercise
Expiry Date	Price	Number of Options
21-Jun-10	$0.400	578,750
24-Jun-10	$0.400	1,990,000
30-Jun-10	$0.400	200,000
30-Sep-10	$0.400	200,000
31-Dec-10	$0.400	218,750
31-Mar-11	$0.400	193,750
28-Apr-11	$0.400	940,000
30-Jun-11	$0.400	818,750
2-Jul-11	$0.010	5,000,000
30-Sep-11	$0.400	125,000
27-Oct-11	$0.400	506,250
31-Dec-11	$0.400	193,750
8-Mar-12	$0.180	1,000,000
31-Mar-12	$0.400	193,750
30-Jun-12	$0.400	193,750
24-Sep-12	$0.001	35,475,561
30-Sep-12	$0.400	193,750
31-Dec-12	$0.400	168,750
11 Feb 13	$0.035	8,000,000
31-Mar-13	$0.400	168,750
16-Apr-13	$0.035	4,268,811
30-Jun-13	$0.400	168,750

		60,796,872

+ See chapter 19 for defined terms.
24/10/2005 Appendix 3B Page 9

Appendix 3B
New issue announcement

300Rule 2.7, 3.10.3, 3.10.4, 3.10.5
Appendix 3B
New issue announcement,
application for quotation of additional securities
and agreement
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.
Name of entity
Metal Storm Limited
ABN
99 064 270 006
We (the entity) give ASX the following information.
Part 1 — All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	1. Ordinary share 2. Ordinary share 3. Ordinary share

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1. 177 fully paid ordinary shares 2. 3,095 fully paid ordinary shares 3. 3,571,428 fully paid ordinary shares

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)
1.   Fully paid ordinary shares issued upon
exercise of quoted options.

2.   Fully paid ordinary shares issued upon exercise of quoted options.

3.   Fully paid ordinary shares issued upon exercise of unlisted options.

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 1

Appendix 3B
New issue announcement

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
•     the date from which they do
•     the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
•     the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment
Yes

5	Issue price or consideration	1. $0.15 per share 2. $0.15 per share 3. $0.001 per share

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1. Issued pursuant to exercise of quoted options. 2. Issued pursuant to exercise of quoted options. 3. Issued pursuant to exercise of unlisted options.

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1. 28 May 2010 2. 31 May 2010 3. 31 May 2010

		Number	+Class

8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	1,126,413,510 107,602,756 32,756,332 27,864,802	Ordinary Shares Secured Conv. Notes Interest Bearing Conv. Notes Options 1 Sept 2011

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 2

Appendix 3B
New issue announcement

		Number	+Class

9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	57,225,444	Unlisted Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A
Part 2 — Bonus issue or pro rata issue

11	Is security holder approval required?

12	Is the issue renounceable or non-renounceable?

13	Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

18	Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

20	Names of any underwriters

21	Amount of any underwriting fee or commission

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 3

Appendix 3B
New issue announcement

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25	If the issue is contingent on +security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

29	Date rights trading will end (if applicable)

30	How do +security holders sell their entitlements in full through a broker?

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?

32	How do +security holders dispose of their entitlements (except by sale through a broker)?

33	+Despatch date

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 4

Appendix 3B
New issue announcement

Part 3 — Quotation of securities
You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	Securities described in Part 1

(b)	☐	All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities
Entities that have ticked box 34(a)
Additional securities forming a new class of securities
Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 — 1,000
1,001 — 5,000
5,001 — 10,000
10,001 — 100,000
100,001 and over

37	☐	A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 5

Appendix 3B
New issue announcement

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?
If the additional securities do not rank equally, please state:
•     the date from which they do
•     the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
•     the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)

		Number	+Class

42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 6

Appendix 3B
New issue announcement

Quotation agreement
1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.
•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•
Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•
If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4
We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date:	31 May 2010

(Director / ~~Company Secretary~~)

Print name:	Mr TJ O’Dwyer

== == == == ==

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 7

METAL STORM LIMITED ABN 99 064 270 006

Unquoted Options
The outstanding balance at 31 May 2010 is represented by:

	Exercise
Expiry Date	Price	Number of Options
21-Jun-10	$0.400	578,750
24-Jun-10	$0.400	1,990,000
30-Jun-10	$0.400	200,000
30-Sep-10	$0.400	200,000
31-Dec-10	$0.400	218,750
31-Mar-11	$0.400	193,750
28-Apr-11	$0.400	940,000
30-Jun-11	$0.400	818,750
2-Jul-11	$0.010	5,000,000
30-Sep-11	$0.400	125,000
27-Oct-11	$0.400	506,250
31-Dec-11	$0.400	193,750
8-Mar-12	$0.180	1,000,000
31-Mar-12	$0.400	193,750
30-Jun-12	$0.400	193,750
24-Sep-12	$0.001	31,904,133
30-Sep-12	$0.400	193,750
31-Dec-12	$0.400	168,750
11 Feb 13	$0.035	8,000,000
31-Mar-13	$0.400	168,750
16-Apr-13	$0.035	4,268,811
30-Jun-13	$0.400	168,750

		57,225,444

METAL STORM LIMITED ACN 064 270 006

Metal Storm – 2010 Annual General Meeting

Chairman’s and Chief Executive Officer’s Addresses
Brisbane, Australia – Friday, 21 May 2010: Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
CHAIRMAN’S ADDRESS
Fellow Shareholders,
This time last week I was at the Metal Storm offices in Richlands reviewing a display which the Company had been requested to provide for a particular group within the ADF.
The display consisted of five stands. The first covered the product development in the early days particularly explaining the way the technology had been demonstrated in the first instance. That included Big Bertha which fired the amazing burst rate of over a million rounds per minute. The next stand was all about 3GL, the next about the Company’s work on ammunitions then the in house firing range was on display along with the technical data which is captured for each firing. Last but by no means least, was a classified display of the fire control unit. This was particularly evocative because the miniaturisation speaks volumes about the achievements of our staff. The original fire control box was over a metre tall and close to that wide and deep. Today the same system is about the size of a credit card. Almost all of this work has been done in house.
I mention this because with the difficulties the company has experienced in the past year or more it is easy to assume there have been no giant strides towards commercialisation of the Company’s chosen first deliverables.
That is not the case. While things have been tough financially effective work has gone on.
It is remarking the obvious to say this past year has been a difficult one.
Right now the market’s assessment of Metal Storm is that it is a long shot at best. The share price is in the doldrums and has never been lower. Investors who have held on for a long time are now just holding their breath hoping that the underpinning technology might yet deliver the value which was once anticipated. Factually the company has been close to financial failure in the past year and to make matters worse was publicly humiliated by a day to day description of its funding efforts where the funder was unable to complete.
The company has been open about its position as is required and expected, but the grave danger in this for the company is the self fulfilling prophecy; the predicted picture of failure becomes inescapable because only the brave or the stupid will support a potential failure.
But if the market relies solely on this basis for assessing the Company then it may misjudge, primarily because that would misunderstand the nature and basis of the company’s difficulties over the past few years.

For Metal Storm there are two critical issues at play: on one level each is independent of the other, disconnected by the different company achievements in each area but in a very practical way, they are entirely dependent on each other. Without ongoing funding the technology take up and product sales are threatened and if those are threatened then the capital necessary to achieve product sales is not available. They are separate issues, one is the technology, the other is the company’s financial strength. But their practical interdependence is absolute and in the relationship entirely circular. This is the way the market thinks about them.
There is, I submit, another reasonable way to think about these issues. It provides an explanation as to why the Board and Executive maintain a view that the company can provide great value to shareholders and note holders in due course. That position it is not a flight of hopeful fancy or confusion. It allows us to hold the view, the company can have a genuine valuable outcome. I say that to you quietly and soberly. We have had to make that determination in the full knowledge of the legal requirements on us and the balance of the outcome which is yet to be delivered.
Our assessment is simply this: we have had a material and still unsatisfactory issue with funding which could have subsumed the technology’s capacity to be brought to value. But we are optimistic the company will obtain the right solution to its capital needs because the technology’s advancement has been very strong, much stronger indeed than the market has accepted or perhaps understood.
There are good reasons why the market is entitled to be sceptical. In the past the Company has not had an adequate sense of what has been necessary for success either in the time to deliver or what exactly it should be providing to the tactical capability of our allies and their military.
The latter item we now know we have right. Success in contracting and the potential now for the usual military acquisition stream pull through means that several of the Company’s developments will be fielded as soon as the company can make them available.
So what does progress look like: Let’s turn to page 10 of the Annual Report.
There you will see the MAUL test firing, a full weapons display and then an order albeit very small from the Canadians for their internal testing. It may not seem important but the reality is this is a significant step. Their process means we can reasonably anticipate requests to modify the weapons system to their specific purpose and then to receive orders for weapons and ammunition. The market seems to have seen these events as unrelated with the acquisition almost a haphazard event. These things are not isolated from each other. The need to build relationships which are central to acquisition decisions and the determination to do so are a critical part of the Company’s current intentions.
Page 10 was produced before the MPM contract decision was announced as a contest between the Metal Storm weapons system and another. Again the connection between events referred to on that page, namely, what was shown in May, the systems safety test success and the recent announcement of the very important opportunity with the MPM, have not been joined together by the market. What is being missed is that the Company is now able to show a weapons system and then have engagement with it by buyers who have commenced a process to obtain the specifics in the weapons system they want. This is a critical and pivotal requirement which is being achieved. But it seems it has been generally missed.

There are other matters on page 10 which are also more important than the market seems to have understood and Lee will address those in greater depth.
In summary then it is the Company’s view that potentials for the Company have continued to be firmed up and progressed despite our Capital woes.
Let me change the subject slightly. One aspect of the capital dilemma which the Board has grappled with is the dilution of underlying value to current shareholders. The Board has done what it must to keep the company from insolvency while maintaining some opportunity for all shareholders but the solution has been much less than ideal.
The company needs a more supportive source of funding than the GEM proposal but it also needs certainty and more funding if it is to achieve better value for all shareholders. There are not too many ways of doing that but one is to offer all shareholders the right to participate in a capital raising which is in line with values accepted by those who have offered funding recently.
As I noted in my address to shareholders at the general meeting in March, the Board continues to investigate the possibility of conducting a rights issue and will keep the market informed if we decide to proceed.
We will also continue to review capital opportunities for the Company, to keep the cost of capital as low as we can. Our objective is to obtain the most stable financial basis available to us.
In corporate strategic terms your Board sees no radical short term departures from the path which we have been pursuing for the technology. That path shows solid promise and our intention is to convert that to real and valuable outcomes.
I wish to record great gratitude this year to all of those who have continued to support the company in very difficult circumstances. Our shareholders, our note holders, the company’s staff and executive in Australia and the United States of America, our advisors, our joint venture partners and our many friends in the military and police forces are recognised by the Board. The Company’s Board have shouldered a heavy load this year but it has been lightened by a clear understanding that we were not alone. We thank you for the depth of that encouragement.

CHIEF EXECUTIVE OFFICER’S ADDRESS
Good morning ladies and gentlemen, fellow shareholders,
Thank you for joining us today. Thank you, Terry very much for your presentation.
My name is Lee Finniear, the Metal Storm CEO, and I look forward to giving you and update on the Company and its progress.
What I intend to do first of all is to give you a synopsis of the year in a single slide. I will then briefly touch on the Company Purpose before delving into the finances.
I am then going to touch on something that I set up at the beginning of my tenure — the “Now, Next, After Next” strategy. It is something that we haven’t reflected on recently but it is something that needs to be reviewed before starting the current Company objectives.
Next, I will cover key product updates for the FireStormTM, MAULTM and 3GL products, before going on to what I think is the most important aspect of this year’s presentation - the contracts we have recently won with the US Marines. I’d like to identify clearly for you how important they are, what they mean to the Company now and what they mean for the company’s future.
We will also touch on our key partnerships and relationships before closing out for questions.
If I was to summarise the year down to a single slide I think I would put it this way. Financial issues dominated the entire year for Metal Storm. You have all followed the announcements for the past 12 months. Progress has been constrained by the lack of funds. Today we are acquiring sufficient funds as we go to continue operating but we are still not able to make significant commitments for example to third parties to undertake qualification testing.
Despite funding constraints, however we achieved some critical milestones over the course of the year. Firstly, 2009 was the first year that prospective customers fired all of our weapons in the manner that they were intended. They shoulder fired the MAULTM, they shoulder fired the 3GL and they fired FireStormTM both from a vehicle mount and from a robot. This is the first time customers have been able to handle our weapons and appreciate their potential first hand. This ability for customers to fire our weapons is absolutely critical for building our business development and marketing activities in earnest.
Secondly, we won US – DoD pre-production and production contracts. In particular, the Mission Payload Non-Lethal Weapon System (MPM-NLWS) contract.
Finally, we improved our internal processes to become the kind of professional Company that military and law enforcement agencies will trust as developers and suppliers.
Company Purpose
The Company purpose was redefined this year as comprising 4 key pillars:
The first is that we are here to provide better capabilities for our warfighters, our peacekeepers and our law enforcement officers. That is a primary purpose of the Company – that is what we are here for and what we intend to do.
The second pillar is that we build better, faster, lighter weapon systems and that is perhaps the most obvious of these statements.
The third pillar is to save lives, I know this idea is not normally associated with Metal Storm. Last year I emphasized the need for non-lethal weapons. Today two out of three of our products have a primary focus on non-lethal applications. Our weapons allow the warfighter to respond to a threat immediately – even if it is unclear. It can save the lives of our warfighters, and also save civilian lives where a threat is hiding among non-combatants.
Finally our fourth pillar is to increase shareholder value. We intend to do that by delivering the products that we are developing, to our customers in volume.
Finance
This slide shows the main events over the last year from a financial perspective, and this is a graph of our average monthly cash balance over the last 12 months. As you can see when we hit June 2009 we had just over $1 million in cash reserves. Thanks to the Share Purchase Plan we went up to a net of $2.5 million and then came down to an extremely low point in November and December when the AFHL deal failed to materialise. It is very difficult to manage a Company and retain staff in these financial circumstances, and we are all fortunate that the team had the foresight and faith to stay with us through that highly uncertain period.
Over the following four months the equity line of credit and private placements allowed us to increase cash holdings to around half a million dollars in the bank during April.
What we don’t have is the opportunity to commit to “lumpy” additional costs such as ammunition qualification, so we are looking for additional funds to give us the ability to engage in that work.
Company Strategy
In 2007, shortly after joining the company, I put forward an overall strategy called “Now, Next and After Next”. Some of our shareholders have asked that I speak to this strategy. At that time the “Now” was the successful completion of the convertible notes performance convenants, which we did in June 2007. The “Next” was to commercialise 3GL and Redback by June 2008, and “After Next” was to expand product sales, add additional weapon systems and to improve revenue and net income by June 2010.
Had the timings of this strategy been correct we would have been in “After Next” by now. However, we are still in the “Next” phase, although the “Next” definition itself had changed. Key reasons for this are:
1.	We put the Redback project on hold – the project was being lead by another Company and as such we weren’t in control of the development timeframes.

2.	We started listening carefully to our customers. Through that process we added two more weapon systems to our project list that customers needed and really wanted – FireStormTM and MAULTM.

3.	Extensive refinement was required on our 40mm individually loaded ammunition to meet relevant military standards, which took additional time.

4.	Throughout 2007 to 2009 we remained under highly restrictive cash covenants, which limited the scale of development work that could be carried out.
The Company objectives as we now define them are:
1.	to qualify 3GL and/or MAULTM, complete first user trials and secure initial orders.

2.	complete the current US Marine Mission Payload Module – Non Lethal Weapons systems (MPM-NLWS) contract.

3.	to win the production contract for MPM-NLWS; and

4.	start selling our developed weapon systems and munitions in volume.
Once these are achieved and we are cash flow positive, we will explore the opportunity to exploit the rest of our intellectual property. Right now, however, our focus has to be getting these weapons out the door and into the hands of our customers.

Product Update
The Company is maturing the same three weapon systems — MAULTM, FireStormTM and 3GL – that it has been working on over the last two or three years. This is good news – it means we are retaining our focus, we believe we have our weapons choice correct. Market feedback supports this, based on actually using the weapons in their final form.
MAULTM
MAULTM, is a 5 shot, 12 gauge shotgun – the lightest in the world. It is an awesome little weapon that excites crowds everywhere we show it. MAULTM was developed in part under a contract with the Office of the US Naval Research and in close consultation with the US Military. This is one of the things that has changed in Metal Storm. We are listening intently to our customers and their needs. MAULTM is highly versatile. It fulfils many key roles that the assault weapon cannot. It provides a less lethal force, door breeching; and it is a back up lethal close quarter combat weapon. So with a MAULTM on your assault rifle you have yourself a whole gamut of additional mission capability. That is what is exciting both for military forces and law enforcement agencies, and at just 820 grams it can be deployed without additional burden.
MAULTM has been shoulder fired by military and law enforcement officers in many product demonstrations using less lethal ammunition. We are finalising close-in door breeching ammunition and other natures. We are receiving superb customer response – a recent article in Police Magazine yielded more than 93 enquiries. We have sold three MAULTM’s to Defence Canada for testing and we are receiving worldwide press coverage.
The next steps for MAULTM are:
•	Complete testing of close in door breeching round

•	Sell MAUL™ weapons and ammunition for user trials

•	Complete cost engineering for production

•	Commence volume production against received orders worldwide

•	Add additional ammunition natures as required by customers
3GL
3GL is our three shot grenade launcher. It is now operational and certified safe for shoulder firing with non-explosive ammunition. It is being fired both from a standalone stock and mounted to an assault rifle. This means we are able to demonstrate the weapon firing both intended configurations.
In 2009 we designed a new “bullpup” 3GL which is shorter and can be fitted to a wider range of popular assault weapons.
Inside the 3GL, our new fire control system can handle 6 shots and fully automatic fire. For now we do not intend the 3GL to be a six shot full auto system and these extra capabilities are switched off. However, the same FCU, together with other 3GL components, form a modular kit which can be used to create single and multi-barrel automatic fire weapon systems without extensive redesign or requalification.
Here is a brief video showing how natural the 3GL is to use on an assault rife.
40mm Lethal Ammunition
To be practical, hand carried 40mm grenade launchers must have ammunition that is individually reloadable. For Metal Storm stacked round weapons this is nowhere near as easy as it looks! The rounds must be loose and easy to load and unload, but once in the barrel they cannot be allowed to move or slip, despite taking heavy recoil forces as other rounds are fired ahead of them. This design had to work not only at ambient temperatures but it also had to fire at -56 degrees Celsius and +71 degrees Celsius, in wet, dirty and greasy conditions. We tested over

25 different kinds of plastic and clip designs to find one that could perform at these extremes. I will now demonstrate just how effective the final design is.
Prequalification testing for the round is now complete and we are ready to move forward with formal qualification.
The next steps for 3GL are:
1.	to formally qualify High Explosive Dual Purpose (HEDP) ammunition.

2.	To demonstrate 3GL being shoulder fired with HEDP ammunition to military forces worldwide.

3.	Environmentally qualify the weapon.

4.	Deliver weapon to customers for trials and volume purchases.

5.	Add ammunition natures as needed by adding our qualified tailpiece to other warheads.
FireStormTM
FireStormTM – is a four barrel, 24 shot automatic grenade launcher that fires non-lethal, frangible impact node, irritant and cargo rounds – as well as lethal grenades if needed. It was test fired by the US Marines in 2008 and by the US Navy in 2009 at China Lake. FireStormTM was our key to unlock the MPM contract. Its immediate future will be shaped by this contract. I will show you this recent video of FireStorm in action but the rest we will cover when describing MPM.
Contracts
The US Marines Mission Payload Module – Non Lethal Weapons System program. Marine Corps Systems Command describes the program as follows:
•	It is a new weapon system.

•	It is designed to launch non-lethal payloads to greater ranges, with a broader area of coverage, duration of effects and a higher volume of fire than has been available before.

•	It will initially be deployed from the Humvee or its replacement.

•	It will deliver a counter-personnel non-lethal effect.

•	It will incapacitate its intended targets by disabling, inhibiting or degrading one or more functions or capabilities of the target to render them ineffective.

•	It will provide increased standoff distance for the protection of friendly forces.
I put this second Marine Corps published slide up to give you a view of the programme duration and scale. In particular, “The approved USMC (spiral one) acquisition objective: 312 Systems” and are working with the Army/Navy for spiral 2. Each of these weapons is a significant system. There could be 10, 15, even 30 barrels depending on specific requirements. The opportunity is huge for Metal Storm.
The NLWS will be fitted to the MCTAGS and will fire a range of projectiles including a new advanced airburst flash-bang projectile.
For this contract we lead a team including BAE Systems. This diagram shows how we have followed the program since 2005 and are the only Company that has consistently remained engaged at every stage of the procurement.
The contract itself lasts 12 months and is to build the first systems and undertake demonstrations and testing. A similar contract has been let awarded to General Dynamics. The production contract will be subject to open bidding, but based on current performance we expect to have a good chance of winning.
IED Kit
The IED kit contract is our first significant production contract. These kits each contain a wide variety of material which can be used to make improvised explosive devices. The objective of the kit is to provide a comprehensive training tool for explosive ordinance disposal (EOD) teams so that they can build IEDs and subsequently disarm them. The kits are being delivered internationally – as far afield as Japan. The Production contract allows us to prove that we can deliver volume product to the US Marines on time and to the required quality. For the EOD teams themselves it will allow training to be more effective and realistic.
Relationships
We maintain an ongoing and very important partnership with Singapore Technologies Kinetics (STK), focussed on qualifying and manufacturing 3GL, 40mm munitions and related applications. STK’s global marketing reach will be a vital factor in bringing our products rapidly to volume sales.
As part of our MPM NLWS delivery team, BAE Systems is emerging as a new, large and important relationship.
iRobot, as the premier robotic systems provider to the US Military, continues to be an excellent partner to Metal Storm as we show our technologies together in demonstrations, to military forces and at exhibitions worldwide.
Recently we have also been improving our engagement with the Australian Defense Force. This month we hosted a visit by 45 ADF officers to our Brisbane headquarters, and we were pleased to spend several hours with them discussing our products, technology and the capabilities we can provide.
Summary
In summary, the Company has endured its most difficult year financially. Yet, despite this, we have achieved some major milestones that are vital to our success.
All our weapons are now safe to shoulder fire, our customers are firing them in demonstrations and this is building our credibility as a Company with products that customers actually need.
Our new contracts offer great opportunity for the future, while reaffirming our credibility in the eyes of the US DoD.
Moving forward we still need to acquire funds to pay for the more expensive aspects of weapon qualification and delivery that cannot be handled in the usual month to month expenditure. We are working to solve this now – as you heard the proposed rights issue will be part of the solution. Metal Storm has advanced solidly over the last year, and it is very close to bearing fruit.
In closing, on behalf of the team at Metal Storm, I would like to thank you, our Shareholders, for your patience. I’d like to thank my fellow Directors for their dedication over the last year. Most importantly however I’d like to thank my team, for sticking with the Company even when times were extraordinarily tough and we couldn’t promise any security or even the next payday. They deserve our thanks for still being here and continuing to enthusiastically drive the Company toward success.
Thank you.
Dr Lee J Finniear
CEO, Metal Storm Limited
ENDS

Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

Appendix 3B
New issue announcement

Rule 2.7, 3.10.3, 3.10.4, 3.10.5
Appendix 3B
New issue announcement,
application for quotation of additional securities
and agreement
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.
Name of entity
Metal Storm Limited
ABN
99 064 270 006
We (the entity) give ASX the following information.
Part 1 — All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1 1,931,152 2 5,864

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	1. Ordinary shares issued to employees pursuant to shareholder resolution on 21/5/2010 2. Ordinary shares issued on exercise of quoted options

+ See chapter 19 for defined terms.
24/10/2005 Appendix 3B Page 1

METAL STORM LIMITED ABN 99 064 270 006

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
•     the date from which they do
•     the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
•     the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment
1. Yes 2. Yes

5	Issue price or consideration	1. Nil 2. $0.15 per share

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1. Issued pursuant to remuneration arrangement 2. Issued pursuant to exercise of unquoted options

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1. 24 May 2010 2. 24 May 2010

+ See chapter 19 for defined terms.
Appendix 3B Page 2
1/1/2003

Appendix 3B
New issue announcement

		Number	+Class

8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	1,122,837,575 107,602,756 32,756,332 27,869,309	Ordinary Shares Secured Conv. Notes Interest Bearing Conv. Notes Options 1 Sep 2011

		Number	+Class

9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	60,796,872	Unquoted Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)
Part 2 — Bonus issue or pro rata issue

11	Is security holder approval required?

12	Is the issue renounceable or non-renounceable?

13	Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

+ See chapter 19 for defined terms.
24/10/2005 Appendix 3B Page 3

METAL STORM LIMITED ABN 99 064 270 006

18	Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

20	Names of any underwriters

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25	If the issue is contingent on +security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

+ See chapter 19 for defined terms.
Appendix 3B Page 4
1/1/2003

Appendix 3B
New issue announcement

29	Date rights trading will end (if applicable)

30	How do +security holders sell their entitlements in full through a broker?

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?

32	How do +security holders dispose of their entitlements (except by sale through a broker)?

33	+Despatch date
Part 3 — Quotation of securities
You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☑	Securities described in Part 1

(b)	☐	All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities
Entities that have ticked box 34(a)
Additional securities forming a new class of securities
Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

+ See chapter 19 for defined terms.
24/10/2005 Appendix 3B Page 5

METAL STORM LIMITED ABN 99 064 270 006

36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 — 1,000
1,001 — 5,000
5,001 — 10,000
10,001 — 100,000
100,001 and over

37	☐	A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.
Appendix 3B Page 6
1/1/2003

Appendix 3B
New issue announcement

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?
If the additional securities do not rank equally, please state:
•     the date from which they do
•     the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
•     the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)

		Number	+Class

42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

+ See chapter 19 for defined terms.
24/10/2005 Appendix 3B Page 7

METAL STORM LIMITED ABN 99 064 270 006
Quotation agreement
1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.
•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.
3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date: 25 May 2010
(~~Director/~~Company Secretary)
Print name:	Peter Ronald Wetzig

+ See chapter 19 for defined terms.

Appendix 3B Page 8	1/1/2003

Appendix 3B
New issue announcement

Unquoted Options
The outstanding balance at 24 May 2010 is represented by:

	Exercise
Expiry Date	Price	Number of Options
21-Jun-10	$0.400	578,750
24-Jun-10	$0.400	1,990,000
30-Jun-10	$0.400	200,000
30-Sep-10	$0.400	200,000
31-Dec-10	$0.400	218,750
31-Mar-11	$0.400	193,750
28-Apr-11	$0.400	940,000
30-Jun-11	$0.400	818,750
2-Jul-11	$0.010	5,000,000
30-Sep-11	$0.400	125,000
27-Oct-11	$0.400	506,250
31-Dec-11	$0.400	193,750
8-Mar-12	$0.180	1,000,000
31-Mar-12	$0.400	193,750
30-Jun-12	$0.400	193,750
24-Sep-12	$0.001	35,475,561
30-Sep-12	$0.400	193,750
31-Dec-12	$0.400	168,750
11 Feb 13	$0.035	8,000,000
31-Mar-13	$0.400	168,750
16-Apr-13	$0.035	4,268,811
30-Jun-13	$0.400	168,750

		60,796,872

+ See chapter 19 for defined terms.
24/10/2005 Appendix 3B Page 9

Appendix 4C
Monthly report for entities
admitted on the basis of commitments

Rule 4.7B
Appendix 4C
Monthly report
for entities admitted
on the basis of commitments
Introduced 31/3/2000. Amended 30/9/2001, 24/10/2005.
Name of entity

Metal Storm Limited

ABN	Month ended (“current Month”)
99 064 270 006	30 April 2010
Consolidated statement of cash flows

	Current	Year to date
	Month	(4 months)
Cash flows related to operating activities	$A’000	$A’000
1.1 Receipts from customers	—	577
1.2 Payments for (a) staff costs	(353)	(1,254)
(b) advertising and marketing	—	—
(c) research and development	(23)	(119)
(d) leased assets	—	—
(e) other working capital	(577)	(1,349)
1.3 Dividends received	—	—
1.4 Interest and other items of a similar nature received	1	5
1.5 Interest and other costs of finance paid	—	(106)
1.6 Income taxes paid	—	—
1.7 Other (provide details if material)	—	—

Net operating cash flows	(952)	(2,246)

+ See chapter 19 for defined terms.

24/10/2005	Appendix 4C Page 1

Appendix 4C
Monthly report for entities
admitted on the basis of commitments

	Current	Year to date
	Month	(4 month)
	$A’000	$A’000
1.8 Net operating cash flows (carried forward)	(952)	(2,246)

Cash flows related to investing activities
1.9 Payment for acquisition of:	—	—
(a) businesses (item 5)	—	—
(b) equity investments	—	—
(c) intellectual property	—	—
(d) physical non-current assets	—	—
(e) other non-current assets
1.10 Proceeds from disposal of:	—	—
(a) businesses (item 5)	—	—
(b) equity investments	—	—
(c) intellectual property	—	—
(d) physical non-current assets	—
(e) other non-current assets
1.11 Loans to other entities	—	—
1.12 Loans repaid by other entities	—	—
1.13 Other (provide details if material)	—	—

Net investing cash flows	—	—

1.14 Total operating and investing cash flows	—	—

Cash flows related to financing activities
1.15 Proceeds from issues of shares, options, etc.	470	2,511
1.16 Proceeds from sale of forfeited shares	—	—
1.17 Proceeds from borrowings	275	275
1.18 Repayment of borrowings	(1)	(58)
1.19 Dividends paid	—	—
1.20 Other	—	—

Net financing cash flows	744	2,728

Net increase (decrease) in cash held	(208)	482
1.21 Cash at beginning of Month/year to date	757	67
1.22 Exchange rate adjustments to item 1.20	—	—

1.23 Cash at end of Month	549	549

+ See chapter 19 for defined terms.

Appendix 4C Page 2	24/10/2005

Appendix 4C
Monthly report for entities
admitted on the basis of commitments

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

Current Month
$A’000
1.24 Aggregate amount of payments to the parties included in item 1.2	7

1.25 Aggregate amount of loans to the parties included in item 1.11	—

1.26 Explanation necessary for an understanding of the transactions

     Directors’ fees.
Non-cash financing and investing activities
2.1	Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

-
2.2	Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

-
Financing facilities available
Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

	Amount available	Amount used
	$A’000	$A’000
3.1 Loan facilities	16,532	16,532

3.2 Credit standby arrangements	—	—

+ See chapter 19 for defined terms.

24/10/2005	Appendix 4C Page 3

Appendix 4C
Monthly report for entities
admitted on the basis of commitments

Reconciliation of cash

Reconciliation of cash at the end of the Month
(as shown in the consolidated statement of cash flows)	Current Month	Previous Month
to the related items in the accounts is as follows.	$A’000	$A’000
4.1 Cash on hand and at bank	549	757

4.2 Deposits at call	—	—

4.3 Bank overdraft	—	—

4.4 Other (provide details)	—	—

Total: cash at end of Month (item 1.23)	549	757

Acquisitions and disposals of business entities

	Acquisitions	Disposals
	(Item 1.9(a))	(Item 1.10(a))
5.1 Name of entity	—	—

5.2 Place of incorporation or registration	—	—
5.3 Consideration for acquisition or disposal	—	—
5.4 Total net assets	—	—

5.5 Nature of business	—	—
Compliance statement
1	This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.
2	This statement does ~~/dose not~~* (delete one) give a true and fair view of the matters disclosed.

Sign here:		Date: 28 May 2010
(Director/Company secretary)

Print name:	Peter R Wetzig

+ See chapter 19 for defined terms.

Appendix 4C Page 4	24/10/2005

Appendix 4C
Monthly report for entities
admitted on the basis of commitments

Notes
The Company recognises that its current cash balance is unlikely to be sufficient to fund operations for another two quarters without being supplemented by additional capital. The results reported in this Appendix 4C were in line with Company expectations.
The Company announced on 5 January 2010 that it entered into an agreement for an equity line of credit with UK based investment fund Global Emerging Markets (GEM) Global Yield Fund.
The facility amount of up to AU$20.2M is being made available to the Company over the next 3 years.
The Company can choose to initiate draw downs at a frequency of up to one draw down per 15 trading days. The Company can also choose, at its sole discretion, between the following two draw down types to suit its capital needs and market conditions at the time:
•	A cash advance equivalent to between 350% and 1,400% of the 15-day average trading volume (the size of advance between these bounds being determined by GEM),

•	A cash advance of up to $400,000 (which can be increased to a maximum of $800,000 at the discretion of GEM).
The facility provides Metal Storm with a continuous funding stream for approximately 24 to 36 months, depending on the size of each draw down. The split between compliance, administrative and product development/marketing (“commercialisation”) costs will also vary based on the size of each draw down. However, if the facility performs as expected, the Company anticipates that approximately 60% of the drawn down funds will be channelled into commercialisation.
In addition the Company entered into a capital placement on 13 May 2010 which should provide a further $400,000.
With this information in mind the Directors believe the Company to be a going concern and therefore in compliance with listing rule 12.2.

+ See chapter 19 for defined terms.

24/10/2005	Appendix 4C Page 5

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited
Date: May 31, 2010	By:	/s/ Peter Wetzig
		Name:	Peter Wetzig
		Title:	Company Secretary